December 29, 2021

Anna Abramson

Division of Corporation Finance

Office of Technology

100 F. Street N.E.

Washington, D.C. 20549

Re:	Discovery, Inc.

Registration Statement on Form S-4

Filed November 18, 2021

File No. 333-261188

Dear Ms. Abramson:

This letter sets forth the responses of Discovery, Inc. (the “Registrant”) to the comments contained in your letter, dated December 16, 2021, relating to the Registration Statement on Form S-4, filed by the Registrant on November 18, 2021 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1. Unless otherwise indicated, page number references below refer to Amendment No. 1.

Registration Statement on Form S-4 filed November 18, 2021

General

1.

With regard to the shares of Spinco common stock that will be distributed to AT&T stockholders, we note that no final decision has been made about the form of distribution or the final terms of any exchange offer. Given the current absence of the material terms of the exchange offer, we intend to provide additional comments regarding your disclosure of the exchange offer at a later date.

The Registrant acknowledges the Staff’s comment. The Registrant respectfully submits that the information that is material for Discovery stockholders in connection with their vote at the Discovery special meeting is the fact that the Separation Agreement provides that AT&T may elect, in its sole discretion, to effect the distribution in the form of a pro rata distribution of

Anna Abramson	2	December 29, 2021

Spinco common stock to AT&T stockholders or through an exchange offer, or a combination of both, which has been described in the Registration Statement. The Registrant notes that AT&T is not required to determine the form that the distribution will take until 30 days prior to the closing of the Transactions. As a result, even if the proposed form of distribution were known at this time, AT&T would be entitled to change the form between now and 30 days prior to the closing. The Registrant further notes that it is not expected that AT&T’s decision to effect the distribution of the shares of Spinco common stock solely through a pro rata distribution instead of through an exchange offer would have a material impact on the rights of Discovery stockholders. Accordingly, the Registrant intends to include disclosure regarding the form of distribution and the final term of any exchange offer in a post-effective amendment to the Registration Statement, which may occur after the Discovery special meeting. The Registrant further notes that the Explanatory Note to the Registration Statement discloses that the Registration Statement will be amended when a decision is made regarding the manner of distribution of the shares of Spinco common stock.

2.

Please supplementally provide us copies of the board books and any other materials, including presentations made by the financial advisor, provided to the board and management in connection with the proposed transaction.

The Registrant advises the Staff that the presentation materials prepared by the Registrant’s financial advisors in connection with their respective opinions, each dated May 16, 2021, to the Discovery Board as summarized under the caption “Opinions of Discovery’s Financial Advisors”, which pertained only to the Merger Consideration provided for in the Merger and not to AT&T’s Distribution or other related transactions, will be provided to the Staff on a confidential and supplemental basis under separate cover in response to the Staff’s comments regarding the Registration Statement.

Cover Page

3.

We note your disclosure that AT&T will determine whether the shares of Spinco common stock will be distributed in a pro rata distribution or an exchange offer with potential clean-up spin-off transaction “based on market conditions prior to the closing of the merger.” Please describe the specific market conditions AT&T will consider when making this determination.

In response to the Staff’s comment, the Registrant has revised the disclosure in the Explanatory Note to Amendment No. 1 to disclose, by way of example, some of the market conditions AT&T may consider when determining whether the shares of Spinco common stock will be distributed in an Exchange Offer and a potential Clean-Up Spin-Off or a pro rata distribution of Spinco common stock.

4.

Explain how any decision by AT&T to effect the distribution of the shares of Spinco common stock solely through a pro rata distribution instead of through the Exchange Offer would impact AT&T shareholders.

In response to the Staff’s comment, the Registrant has revised the disclosure in the Explanatory Note to Amendment No. 1 to further describe how a pro rata distribution would impact AT&T shareholders.

Anna Abramson	3	December 29, 2021

Questions and Answers

Questions and Answers about the Transactions, page 5

5.

Prominently disclose that the contemplated Separation, Distribution and Merger of the WarnerMedia Business are structured as a reverse Morris Trust transaction and that this structure is intended to result in a tax-efficient disposition of the WarnerMedia Business for AT&T and AT&T stockholders. Describe what a reverse Morris Trust transaction is and briefly discuss why the parties chose this structure.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 5 and 9-10 to disclose that the Transactions have been structured as a Reverse Morris Trust-type transaction, and the nature and benefits of such a transaction structure.

6.	Explain in plain English the purpose of the Special Cash Payment and how it benefits AT&T.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 5-6 to explain the purpose of the Special Cash Payment in plain English.

Questions and Answers about the Discovery Special Meeting

Q: What Discovery stockholder vote is required for the approval…, page 22

7.

Please quantify the approximate number and percentage of Discovery shares owned by stockholders who have already agreed to vote to approve each of the proposals at the special meeting. In addition, please clarify the percentage of the remaining shares that must be voted in favor of each proposal in order to satisfy the voting threshold to approve the transaction and disclose the percentage of the remaining shares that are needed to approve the proposals assuming all Discovery outstanding shares are voted and assuming only a quorum of Discovery shares are voted.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 23-24 to quantify the approximate number and percentage of Discovery shares owned by stockholders who have already agreed to vote to approve each of the proposals at the special meeting and clarify how that impacts the remaining shares that must be voted in favor of each proposal in order to satisfy the voting threshold to approve each proposal.

Summary, page 27

8.	Consider including in this Summary section the graphics from pages 164-165 showing the existing structure of the parties and the structure following the transactions.

In response to the Staff’s comment, the Registrant has included in the Summary section the graphics showing the existing structure of the parties to the transactions and the structure following the transactions.

Anna Abramson	4	December 29, 2021

Conditions to the Merger, page 33

9.	Please identify the conditions that may be waived by either party, specifically addressing whether the receipt of the tax opinions may be waived. Discuss any material consequences of such waivers.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 38-40 and 273-275 to clarify which parties may waive the specified closing conditions. The revised disclosure specifically addresses waiver of the receipt of the Tax Opinions by Discovery and AT&T.

The Registrant respectfully submits that, prior to waiving any condition, the applicable party would consider the consequences of such waiver, which will vary depending on the particular condition and the facts and circumstances surrounding a waiver of such condition. As a result of the number and extent of such potential facts and circumstances, it is impracticable to predict and address the material consequences of such hypothetical waivers.

10.

We note your disclosures both here and on page 228. When available, please supplementally provide us with the names of the AT&T board designees as well as any other senior executive officers to be named prior to completion of the transactions. Please also describe the board designees’ and executives’ relationship, if any, to Discovery and/or AT&T. We may have further comments once we receive this information.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it has been advised that the AT&T board has not yet selected its appointees to the WBD board. If the AT&T board makes any selections prior to effectiveness of the Registration Statement, the Registrant will disclose any required information in an amendment to the Registration Statement. Furthermore, at this time Mr. Zaslav as President and Chief Executive Officer and Mr. Wiedenfels as Chief Financial Officer are the only senior executive officers that have been named. If any additional senior executive officers are agreed upon by Discovery and AT&T prior to effectiveness of the Registration Statement, the Registrant will disclose any required information in an amendment to the Registration Statement.

The Registrant respectfully submits that the information that is material for Discovery stockholders in connection with their vote at the Discovery special meeting is the fact that, prior to the effective time of the Merger, AT&T will designate seven directors, one of whom will be the Chairperson of the WBD Board, in addition to the six Discovery Designees who have been named in the Registration Statement, and that David M. Zaslav will serve as President and Chief Executive Officer of WBD and will have principal responsibility in the appointment of the senior executive team and their roles, titles and responsibilities.

Anna Abramson	5	December 29, 2021

Risk Factors

Risk Factors Relating to the Transactions

Discovery is required to abide by potentially significant restrictions…, page 58

11.

Explain that these restrictions are necessary in order to preserve the preferred tax status of the transactions. Additionally, given the implications associated with the restrictions the combined company will be subject to, please address these risks in the summary section.

In response to the Staff’s comment, the Registrant has revised its disclosure to explain that the restrictions are necessary in order to preserve the intended tax status of the transactions. The Registrant has also revised its disclosure in “Summary–Summary Risk Factors” and “Summary–Other Agreements Relating to the Transactions–Tax Matters Agreement” to enhance the disclosure of these risks.

Risk Factors Relating to the Combined Company Following the Transactions

Following the completion of the Transactions, WBD’s consolidated indebtedness will increase..., page 66

12.	Please quantify WBD’s expected debt service requirements and disclose the percentage of its cash flow that must be dedicated to debt service, both principal and interest.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 75 to quantify WBD’s expected debt service requirements and enhance its disclosure of how such debt service requirements will impact the demands on WBD’s cash resources.

The WBD charter will designate the Court of Chancery of the State of Delaware…, page 82

13.

We note that the proposed WBD certificate of incorporation contains a forum selection provision that identifies the U.S. federal district courts as the exclusive forum for actions arising under the Securities Act. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 91-92 to clarify that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder and to further state that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Anna Abramson	6	December 29, 2021

Parties to the Transactions

Information about the WarnerMedia Business

Major Customers and Competition, page 109

14.

We note Discovery’s definition of subscribers on page 101. Please tell us whether your disclosure that “the WarnerMedia Business had approximately 69.4 million HBO Max/HBO subscribers globally” uses the same definition of subscribers.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 119 to include the WarnerMedia Business’s definition of a HBO Max and HBO subscriber, which has been previously disclosed by AT&T.

Unaudited Pro Forma Condensed Combined Financial Statements of Discovery and the WarnerMedia Business

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2021, page 116

15.

It appears that the line items impacted by adjustment 6f may be mislabeled. For example, the merger adjustment to reduce retained earnings by $911 million appears to include adjustment 6f for $28 million but there is no reference to that adjustment in the notes column. It is also unclear why there is a reference to adjustment 6f for WBD common stock. Please revise accordingly.

In response to the Staff’s comment, the Registrant has revised the label on page 126 for the merger adjustment to reduce retained earnings by $784 million to include a reference to adjustment 6f. The Registrant respectfully advises the Staff that adjustment 6f of $28 million was included in the merger adjustment to reduce retained earnings by $784 million.

The Registrant respectfully advises the Staff that a reference to adjustment 6f was removed for WBD common stock on page 126, and adjustment 6f does not impact the merger adjustment to increase WBD common stock by $24 million. The Registrant has also revised the disclosures for adjustment 6f on pages 148-149.

16.

The notes column for other noncurrent assets and other noncurrent liabilities both refer to merger adjustments 5 and 6d. However, it is unclear how the adjustment amounts presented on page 116 correspond to the adjustments discussed on pages 134 and 136.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 145 to include further context on how the adjustment amounts presented on page 126 for other noncurrent assets and other noncurrent liabilities correspond to the purchase price allocation table on page 145. The Registrant has also revised the labels in the notes column on page 126 for other noncurrent assets and other noncurrent liabilities.

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Note 2 - Reclassification Adjustments, page 120

17.

Please revise to explain how you determined the amount of adjustment 28 described on page 124. It is unclear how this content amortization expense differs from the production cost amortization expense described on page F-33, which WarnerMedia appears to already include within cost of revenues.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 134. In accordance with the Registrant’s accounting policy, content assets and noncurrent content rights, including historic fair market value adjustments from prior acquisitions, are included within the financial statement caption “Film and television library, net”. In accordance with the Registrant’s accounting policy, any related amortization of film and television library is directly related to its products and included in Cost of revenues.

The Registrant has been advised that the WarnerMedia Business reports television and film content acquired in a business combination as an acquired intangible asset within Other intangible assets, net on its combined balance sheets. Accordingly, the related amortization of released television and film content acquired in a business combination was historically included within Depreciation and amortization expense on its combined statements of operations. The WarnerMedia Business tracks the amortization of this released television and film content acquired in a business combination separately, which was referenced when determining the amount of adjustment 28 on page 134. The Registrant has been advised that production cost amortization expense described on page F-33 does not include amortization of acquired released television and film content, which the WarnerMedia Business presents in Depreciation and amortization expense. The Registrant has added footnote disclosure on page F-12 to clarify the types of Depreciation and amortization which are included and excluded from the WarnerMedia Business Cost of revenues line item, as further discussed in the Registrant’s response to comment 37.

18.

We note your disclosure on page 126 about reclassification adjustment 31. Please revise to clarify the specific nature of the content-related revenue that was reclassified out of distribution and other revenues.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 137 to clarify the nature of the content-related revenue that was reclassified out of distribution revenue and other revenue.

Note 3 - Pre-Merger Adjustments, page 126

19.

On page 130, you quantify the adjustments to interest expense that would be needed if Discovery and Spinco must use the Bridge Loans to fund the Special Cash Payment. Please revise to quantify both the amount of incremental financing fees that would be payable in this scenario. Please also revise to disclose the interest rate associated with the Bridge Loan as well as any other material assumptions used in calculating the pro forma adjustment to interest expense if Bridge Loans were used.

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In response to the Staff’s comment, the Registrant has revised the disclosures on interest expense associated with the Bridge Loans on pages 140-141 to include the incremental interest expense and disclose the interest rate and the aggregate outstanding balance of the Bridge Loans, which are the material assumptions associated with the computation of interest expense on the Bridge Loans. The Registrant does not currently expect any incremental financing fees to be payable which are not already recorded or disclosed in the unaudited pro forma condensed combined financial statements. The Registrant respectfully directs the Staff to the disclosure regarding estimated financing fees for the Bridge Loans on pages 140-141.

Note 5 - Estimated Purchase Price Allocation, page 132

20.	Please revise to provide greater context to explain how you determined the merger adjustments to property and equipment, all other assets, long-term debt and all other liabilities.

In response to the Staff’s comment, the Registrant has revised the estimated purchase price allocation table on page 145 to include additional context for the merger adjustments to property and equipment, all other assets, long-term debt and all other liabilities.

21.

Please revise to provide greater context to your pro forma merger adjustments to cost of revenues as well as depreciation and amortization for both the nine months ended September 30, 2021 and the year ended December 31, 2020. It is unclear what all the adjustments pertain to and how they were calculated.

In response to the Staff’s comment, the Registrant has revised the disclosures on pages 146-147 to provide more context for the pro forma adjustments to cost of revenues as well as depreciation and amortization expense for both the nine months ended September 30, 2021 and year ended December 31, 2020.

Note 6 - Pro Forma Adjustments, page 136

22.

Please revise to clarify how you calculated merger adjustment 6k for the year ended December 31, 2020. The adjustment of $639 million appears to be calculated based upon a 20% income tax rate rather than the 25% rate discussed on page 139.

In response to the Staff’s comment, the Registrant has revised the disclosures on page 149 within footnote 6h and pages 150-151 within footnote 6k. The tax expense for the year ended December 31, 2020 is calculated based upon a 25% income tax rate, as discussed on page 147. However, in footnote 6h, the pro forma adjustment of $519 million related to transaction costs incurred in connection with the additional shares of WBD common stock that will be received by Advance/Newhouse is part of the share-for-share exchange and thus qualifies for non-recognition (and non-deduction) treatment for tax purposes. Accordingly, no tax impact for this pro forma adjustment has been reflected in income tax (expense) benefit within the unaudited pro forma condensed combined financial statements.

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Non-GAAP Financial Measure, page 140

23.

For your tables on pages 141 and 142, please revise to more clearly reconcile how the amounts presented in your “pro forma adjustment” column pertain to your pre-merger and merger adjustments shown on page 117 and 118.

In response to the Staff’s comment, the Registrant has revised the tabular presentation on pages 153-154 to separately present Pre-merger Adjustments and Merger Adjustments and to include additional footnote references relating to the adjustments.

Management’s Discussion and Analysis

Cash Flows, page 152

24.

You disclose that approximately $972 million of WarnerMedia’s cash and cash equivalents were held by its foreign entities in accounts outside of the U.S. and may be subject to restrictions on repatriation. To provide greater context to investors, please revise to quantify the extent to which these cash balances are subject to restrictions on repatriation as of December 31, 2020 and September 30, 2021.

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 164 to note that as of September 30, 2021, and December 31, 2020 cash subject to restrictions on repatriation approximated 5% and 5%, respectively, of consolidated cash, and excluded cash related to normal foreign country withholding taxes or limited by foreign distributable earnings.

25.	Please revise your discussion of liquidity and capital resources to also provide an analysis of cash flows for the nine months ended September 30, 2021.

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 164-166 to include an analysis of cash flows for the nine months ended September 30, 2021.

Background of the Transactions, page 169

26.	Describe the impetus for Mr. Zaslav’s initial call to Mr. Stankey where the transaction was first discussed, including the events that led to Mr. Zaslav reaching out.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 182-183 to provide additional context regarding Mr. Zaslav’s initial outreach to Mr. Stankey.

27.

Disclose why the companies chose a reverse Morris Trust structure over others and discuss the other structures considered. In this respect, we note references to “possible transaction structures under consideration” in this section.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 183-184 regarding the structure of the proposed transaction.

Anna Abramson	10	December 29, 2021

28.

Provide more details regarding the “certain prospective financial information” discussed on April 1, 2021, including what parties created the prospective financial information and whether or not this information was used by the board or financial advisor in assessing the fairness of the transaction.

In response to the Staff’s comment, the Registrant respectfully informs the Staff that the “prospective financial information” referred to was subsequently superseded by the WarnerMedia projections included in the Registration Statement and that AT&T instructed the Registrant to disregard such earlier prospective financial information. The prospective financial information discussed at the April 1 meeting was not used by the Discovery Board to assess the fairness of the consideration to be offered in the proposed transaction or by the Registrant’s financial advisors for purposes of their respective opinions. Accordingly, the Registrant respectfully submits that such information is not material to Discovery stockholders in connection with their vote at the Discovery special meeting.

29.

We note that Mr. Gould, a director of Discovery, is a Managing Director and Executive Vice President of Allen & Company. Address how Discovery considered this potential conflict when engaging Allen & Company as its financial advisor.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 183, 208 and 229-230 to include additional discussion of Mr. Gould’s role with Allen & Company.

30.

We note that AT&T engaged LionTree and Goldman as AT&T’s financial advisors. Please describe in greater detail the role these financial advisors played during the course of the negotiations for this transaction. Disclose whether either financial advisor rendered any report, opinion, or appraisal in connection with the transaction.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 182 and 184 to provide greater detail regarding the roles of LionTree and Goldman Sachs. As to reports, opinions or appraisals by these firms, the Registrant respectfully informs the Staff that it does not believe any such disclosure is required or warranted under the circumstances. The Registrant does not believe there is a basis to require disclosure of these materials in the Registration Statement under Item 4(b) of Form S-4 or otherwise. No vote of AT&T stockholders is required in connection with the Transactions. With respect to the Registrant’s proxy statement, disclosure of any opinions provided to AT&T relating to the fairness of the transaction to AT&T is not relevant to the Registrant’s stockholders’ voting decision with respect to the Transactions. With respect to an exchange offer, if any, disclosure regarding matters relating to the merger is not relevant or required by Item 1015 of Regulation M-A or otherwise material information necessary for AT&T stockholders to make an informed investment decision about the possible Exchange Offer.

We respectfully draw the Staff’s attention to the fact that, pursuant to Form S-4, Spinco is not required to disclose whether or not it received a fairness opinion. Item 4(b) of Form S-4 provides only that “If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus [Emphasis Added], furnish the same information as would be required by Item

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1015(b) of Regulation M-A (229.1015(b) of this chapter).” As such, pursuant to Item 4(b), because there is no reference to such materials in the Registration Statement, no further disclosure is required. Moreover, the Staff made clear its interpretation of how this requirement should be applied in the adopting release for Form S-4 (Release Nos. 33-6578; 34-21982), which provides expressly when describing Item 4(b) “[t]he Item does not require that such a report be obtained or that there be an affirmative statement as to whether one was obtained. The Item applies only where a report was obtained and reference is made to it in the prospectus.” Accordingly, where we have not stated in the Registration Statement that AT&T or Spinco received reports, opinions or appraisals from its financial advisors, we respectfully submit that no further disclosure is required because our approach is consistent with the requirements of Form S-4 and the clarifications in the adopting release that Item 4(b) does not compel the affirmative disclosure of whether or not any reports, opinions or appraisals were obtained or the disclosure of such materials if obtained but not referred to in the prospectus.

Recommendation of the Discovery Board; Discovery’s Reasons for the Transactions, page 186

31.

Expand your discussion of how the Board considered the potentially negative factors, including the specific limitations on the combined company’s activities that will be required to preserve the tax-free treatment of the transactions.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 199 and 200 to clarify how the Discovery Board considered the potentially negative factors as a whole with the expected advantages and benefits of the proposed Transactions. The Registrant has also enhanced its discussion of the Discovery Board’s consideration of the Reverse Morris Trust-type structure, including the limitations imposed on Discovery in order to preserve the tax-free treatment of the Transactions.

Discovery Forecasts, page 203

32.

You disclose that “the Discovery Projections and the adjusted WarnerMedia Projections reflect numerous estimates and assumptions with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the businesses of Discovery and the WarnerMedia Business.” Please expand your discussion to describe all material assumptions underlying the financial projections.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 217 to expand its discussion of the material assumptions underlying the Discovery Projections.

33.

With regard to the adjustments made by Discovery management to the WarnerMedia Projections, specify the growth rates used for each market and segments, explain why Discovery management expected higher expenses resulting from increased net cash content spending, and provide context as to how Discovery management evaluated the WarnerMedia Projections based on management’s experience in the industry.

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In response to the Staff’s comment, the Registrant has revised its disclosure on page 218 to expand its discussion of the adjustments made by Discovery management to the WarnerMedia Projections and to provide context as to Discovery management’s evaluation of the WarnerMedia Projections.

34.

Provide a summary of the “estimate of certain synergies expected to result from the Transactions projected by Discovery management.” In this regard, we note that the respective boards considered the expected synergies in recommending the transaction and that Discovery’s financial advisors considered the synergies in forming the fairness opinions. Alternatively, tell us why this disclosure is not required.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 218 to provide a summary of the synergies Discovery management expects to result from the Transactions.

Certain Beneficial Owners of Discovery Common Stock, page 313

35.

Please disclose the natural persons who hold voting and/or investment power over the shares beneficially owned by BlackRock Inc., ClearBridge Investments, LLC, Credit Suisse AG, State Street Corporation, and The Vanguard Group, Inc.

The Registrant respectfully advises the Staff that there are no natural persons identified as having voting and/or investment power over the shares beneficially owned by (i) BlackRock Inc. based on Amendment No. 11 to Schedule 13G filed January 29, 2021 by BlackRock Inc. and Amendment No. 6 to Schedule 13G filed January 29, 2021 by BlackRock Inc., (ii) ClearBridge Investments, LLC based on Amendment No. 7 to Schedule 13G filed February 9, 2021 by ClearBridge Investments, LLC, (iii) Credit Suisse AG based on Amendment No. 1 to Schedule 13G filed February 23, 2021 by Credit Suisse AG, (iv) State Street Corporation based on the Schedule 13G filed February 16, 2021 by State Street Corporation and (v) The Vanguard Group, Inc. based on Amendment No. 11 to Schedule 13G filed February 10, 2021 by The Vanguard Group, Inc. and Amendment No. 7 to Schedule 13G filed February 10, 2021 by The Vanguard Group, Inc. Instruction 3 of Item 403 of Regulation S-K (“Item 403”) provides that a registrant may “rely upon information set forth in such statements [filed pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934] unless the registrant knows or has reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed and was not.” The Registrant respectfully advises the Staff that, in accordance with Instruction 3 of Item 403, in compiling the ownership information required by Item 403, the Registrant relied on the information provided in the aforementioned Schedule 13G filings and, as of the date of Amendment No. 1, has no reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed by any of the aforementioned entities and was not. For these reasons, the Registrant respectfully believes that the disclosure regarding the shares beneficially owned by BlackRock Inc., ClearBridge Investments, LLC, Credit Suisse AG, State Street Corporation and The Vanguard Group, Inc. is compliant with Item 403 and the requirements of Form S-4.

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36.	Please revise to add a table reflecting the anticipated beneficial ownership of WBD shares after the completion of the merger.

In response to the Staff’s comment, the Registrant has added tables reflecting the estimated beneficial ownership of WBD shares immediately following the completion of the Transactions, assuming for purposes of such tables that AT&T will distribute 100% of the shares of Spinco common stock to AT&T stockholders by, at AT&T’s election, either (1) a pro rata distribution of Spinco common stock to AT&T stockholders or (2) the Exchange Offer and a potential Clean-Up Spin-Off, if necessary, and that all AT&T stockholders participate in the Distribution on a pro rata basis.

AT&T WarnerMedia Business Combined Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-10

37.

Please revise to add footnote disclosure clarifying the types of depreciation and amortization which are included and excluded from your cost of revenues line item on the face of your combined statements of operations. For example, based upon disclosures on page F-33, it appears that cost of revenues includes production cost amortization expense but excludes depreciation and amortization expense pertaining to property, plant and equipment as well as amortization of finite-lived intangibles.

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-12 in Note 2. Summary of Significant Accounting Policies to clarify the types of depreciation and amortization which are included and excluded from the WarnerMedia Business’s cost of revenues.

Note 4. Revenue Recognition, page F-19

38.

Please revise your discussion of remaining performance obligations on page F-22 to provide greater context to investors about when you expect to recognize the other 41% of remaining performance obligations outstanding as of September 30, 2021. Please refer to ASC 606-10-50-13(b).

In response to the Staff’s comment, the Registrant has revised its disclosure on page F-22 in compliance with ASC 606-10-50-13(b) in an appropriate level of detail for investors to understand the WarnerMedia Business’s expectation of when it plans to recognize the remaining performance obligations.

* * * * *

Anna Abramson	14	December 29, 2021

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Ben Pedersen at (212) 909-6121.

Sincerely,

/s/ Matthew Kaplan

cc:	Lisa Etheredge
Robert Littlepage
Joshua Shainess
U.S. Securities and Exchange Commission

Gunnar Wiedenfels
Bruce Campbell
Savalle Sims
Lori Locke
Tara Smith
Discovery, Inc.